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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 38
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                                                             2


          Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman
Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman
Schedule 14D-9.


ITEM 4. THE SOLICITATION OR RECOMMENDATION

          The Background Section under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         On November 27, 2001, Northrop Grumman announced that the exchange ratio for the Shares has been fixed at 0.7193. Accordingly, Company stockholders who elect to receive solely Northrop Grumman Shares in the Northrop Grumman Offer will receive approximately 0.7193 Northrop Grumman Shares for each Share validly tendered by the expiration of the Northrop Grumman Offer, subject to certain proration procedures and limitations, provided the offering period expires at 12:00 midnight, New York City time on November 29, 2001.

         Northrop Grumman also announced that the Parent Stock Value (as defined in the Northrop Grumman Merger Agreement) is approximately $93.84. As a result of this determination and the expected retirement of certain Company indebtedness for Shares as contemplated by the Northrop Grumman Merger Agreement, (i) the number of Shares outstanding as of the expiration of the Northrop Grumman Offer is currently expected to be approximately 32,512,951 and (ii) the Adjusted Cash Amount is currently expected to be approximately $633,452,178, excluding possible increases for Shares issued pursuant to option exercises and fractional shares. Based on the Parent Stock Value, approximately 71% of the value to be received by the Company's stockholders in the Northrop Grumman Offer will be in the form of Northrop Grumman Shares. If, at the time the Northrop Grumman Offer is consummated, the market price of a Northrop Grumman Share is between $80 and $100, approximately 68% to 72% of the value to be received by the Company's stockholders at the time the Northrop Grumman Offer is consummated will be in the form of Northrop Grumman Shares.

         On November 20, 2001, Northrop Grumman declared a quarterly dividend of 40 cents per Northrop Grumman Share, payable December 15, 2001, to stockholders of record December 3, 2001. Northrop Grumman announced that Company stockholders who validly tender their Shares in the Northrop Grumman Offer and whose Shares are accepted in the Northrop Grumman Offer prior to December 3, 2001, will be entitled to receive payment of the declared dividend.

          Finally, Northrop Grumman announced that the NYSE had approved for listing the 16,636,885 Northrop Grumman Shares to be issued in the Northrop Grumman Offer and the Northrop Grumman Merger. Northrop Grumman indicated that it expects to have approximately 111,211,390 Northrop Grumman Shares outstanding following completion of the Northrop Grumman Merger.


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                                                                             3


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        NEWPORT NEWS SHIPBUILDING INC.


                                           By:        /s/ STEPHEN B. CLARKSON
                                                 -------------------------------
                                                 Name:  Stephen B. Clarkson
                                                 Title: Vice President,
                                                        General Counsel and
                                                        Secretary


Dated: November 28, 2001




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                                                                             4



                               INDEX TO EXHIBITS


Exhibit No.                         Description
------------                        --------------

*(a)(1)(A)                    Amended and Restated Offer to Exchange dated
                              November 13, 2001 (filed as Exhibit (a)(4)(A) to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(1)(B)                    Form of Letter of Election and Transmittal
                              (filed as Exhibit 99.8 to Amendment No. 5 to the
                              Northrop Grumman Form S-4 dated November 13,
                              2001, and incorporated herein by reference).

*(a)(1)(C)                    Form of Notice of Guaranteed Delivery (filed as
                              Exhibit 99.9 to Amendment No. 5 to the Northrop
                              Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(D)                    Form of Letter to Brokers, Dealers, Commercial
                              Banks, Trust Companies and other Nominees (filed as Exhibit 99.10 to Amendment No. 5 to the
                              Northrop Grumman Form S-4 dated November 13,
                              2001, and incorporated herein by reference).

*(a)(1)(E)                    Form of Letter to Clients for Use by Brokers,
                              Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit 99.11 to
                              Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(F)                    Guidelines for Certification of Taxpayer
                              Identification Number on Substitute Form W-9
                              (filed as Exhibit 99.12 to Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13,
                              2001, and incorporated herein by reference).

*(a)(2)                       (A) Letter to stockholders from William P.
                              Fricks dated June 6, 2001.

*(a)(2)(B)                    Letter to stockholders from William P. Fricks
                              dated November 13, 2001.



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                                                                             5



(a)(3)                        Not Applicable.

(a)(4)                        Not Applicable.

*(a)(5)(A)                    Letter dated May 8, 2001 from Kent Kresa to
                              William P. Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics Statement).

*(a)(5)(B)                    Complaint filed by Patricia Heinmuller in the
                              Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)                    Complaint filed by Ellis Investments, Ltd. in
                              the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001
                              (filed as Exhibit (a)(5)(viii) to Amendment No.
                              2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)                    Complaint filed by David Bovie in the Court of
                              Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as
                              Exhibit(a)(5)(ix) to Amendment No. 2 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)                    Complaint filed by Efrem Weitschner, in the
                              Court of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001
                              (filed as Exhibit (a)(5)(x) to Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)                    Complaint filed by Eric van Gelder, in the Court
                              of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (filed as
                              Exhibit (a)(5)(xi) to Amendment No. 3 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)                    Text of press release, dated June 6, 2001.

*(a)(5)(H)                    Text of the June 2001, Volume 1 edition of the
                              For Your Benefit Newsletter, issued and
                              distributed by the Company on June 6, 2001
                              (filed as Exhibit(a)(5)(M) to the General
                              Dynamics Schedule TO and incorporated herein by reference).


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                                                                             6


*(a)(5)(I)                    Text of letter from Kent Kresa to William B.
                              Fricks dated June 15, 2001.

*(a)(5)(J)                    Text of press release issued by Northrop
                              Grumman, dated June 21, 2001 (filed as Exhibit
                              (a)(5)(G) to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)                    Text of press release issued by General
                              Dynamics, dated June 25, 2001 (filed as Exhibit
                              (a)(5)(xiv) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)                    Text of press release issued by the Company,
                              dated October 4, 2001.

*(a)(5)(M)                    Text of letter from Kent Kresa to William B.
                              Fricks, dated October 4, 2001.

*(a)(5)(N)                    Text of press release issued by the Company,
                              dated October 5, 2001.

*(a)(5)(O)                    Text of press release issued by the Company,
                              dated October 23, 2001.

*(a)(5)(P)                    Complaint filed by the U.S. Department of
                              Justice with the District Court for the District of Columbia on October 23, 2001 (filed as
                              Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)                    Text of press release issued by the Company,
                              dated October 26, 2001.

*(a)(5)(R)                    Termination Agreement, dated October 26, 2001,
                              between General Dynamics and the Company.

*(a)(5)(S)                    Text of press release issued by the Company,
                              dated November 6, 2001.

*(a)(5)(T)                    Text of press release issued by the Company and
                              Northrop Grumman, dated November 8, 2001 (filed as Exhibit 99.1


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                                                                             7


                              to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

*(a)(5)(U)                    Opinion of Credit Suisse First Boston
                              Corporation dated November 7, 2001 (included as
                              Annex B hereto).

*(a)(5)(V)                    Information Statement pursuant to Section 14(f)
                              of the Exchange Act (included as Annex A hereto).

*(a)(5)(W)                    Retention Bonus Agreement, dated November 7,
                              2001, between Northrop Grumman and Thomas C.
                              Schievelbein (filed as Exhibit 10.32 to
                              Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(5)(X)                    Text of the November 2001, Volume 1 edition of
                              the For Your Benefit Newsletter, issued and distributed by the Company on November 26, 2001.

*(a)(5)(Y)                    Text of the November 2001, Volume 2 edition of
                              the For Your Benefit Newsletter, issued and distributed by the Company on November 27, 2001.

*(e)(1)                       Confidentiality Agreement between Northrop
                              Grumman and the Company.

*(e)(2) Agreement and Plan of Merger, dated as of November 7, 2001, among Northrop Grumman, the Northrop Grumman Purchaser and the Company (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

*(e)(3) Amendment No. 3 dated as of November 7, 2001, to the Rights Agreement between Newport News Shipbuilding Inc. and EquiServe Trust Company, N.A. (formerly First Chicago Trust Company of New York), as Rights Agent (filed as Exhibit 4 to the Company's Form 8-A/A dated November 8, 2001, and incorporated herein by reference).

(g)                           Not Applicable.


* Previously filed.